FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated May 29, 2012, announcing the Company's operating results for the quarter ended March 31, 2012.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2012

May 29, 2012 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its operating results for the quarter ended March 31, 2012.

Financial Highlights:

First Quarter 2012

•	Net Revenues of $17.4 million.

•	Adjusted EBITDA of $4.9 million, which excludes non-cash losses of $2.3 million incurred on the sale of a vessel.

•	Adjusted Net Loss of $4.0 million, which excludes non-cash losses of $2.3 million incurred on the sale of a vessel.

For more information we refer you to the EBITDA and adjusted EBITDA reconciliation section contained in this press release.

Management Discussion:

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated: "The first quarter of 2012 was dominated by a difficult market environment that adversely impacted our financial performance. Quarterly net loss was impacted by a $2.3 million non-cash loss on the sale of the African Zebra, the oldest vessel in our fleet.

On a positive note, due to the implementation of cost-cutting measures initiated in 2011, administrative expenses were down by approximately 23% this quarter as compared to the first quarter of 2011, management fees were reduced by 22% and vessel operating expenses were decreased by 3%. Lower operating and financial expenses reduced the impact of a 31% decline in revenues on adjusted net income. We are confident that cost reduction measures will continue to have a positive impact on Seanergy's cash flow and profit margins going forward, as the shipping market may improve a little in the second half of the year.

Furthermore, the finalization of the amendments of certain of our loan agreements over the course of the first quarter 2012 and the capital injection of $10 million by our major shareholders had a positive impact on our balance sheet. As the continuing weak market environment is contributing to a fall in asset prices, we believe that there are likely to be more opportunities for accretive growth.

As far as the market outlook is concerned, as we had expected the first quarter was a challenging one, with the Baltic Dry Index ("BDI") reaching a 25-year low of 647 points on February 3. Significant factors were newbuilding deliveries in January that were at the highest levels ever leading to significant market oversupply, celebrations of the Chinese New Year that started two weeks earlier than usual and led to reduced demand in an already oversupplied market and weather related issues in Brazil resulting in lower iron ore exports, thereby further reducing demand for vessels. The BDI has already risen by 60% since the lows seen in February and we believe that the second half of the year will be a little stronger. We expect that higher port congestion and reduced average vessel speed will contribute to the restriction of vessel supply which may, lead to considerable volatility in freight rates. On the demand side, the inventory cycle should lead to a need for raw material re-stocking, while ton mile demand is likely to increase as more dry bulk commodities will start being sourced from places such as the African continent, and even North America. Lastly, it is encouraging that newbuilding ordering activity is sharply lower, as approximately 49% fewer orders have been contracted this year compared to the corresponding period last year. However, we believe it would be far more prudent to desist from ordering altogether. The vessels' delivery schedule will start dropping off from 2013 onwards, as this year is likely to mark the peak in newbuilding deliveries. Faster economic growth, changes in trade patterns and increased scrapping activity will speed up the absorption of excess tonnage but only if owners do not place new orders. As market expectations are currently very low, we believe that such developments would have the capacity to lead to a significant pick-up in freight rates.

For 2012, Seanergy will continue to fix vessels on both long and short term employment in order to maintain a diversified exposure to market fluctuations. As the market is currently at low levels we would be reluctant to commit our vessels for the long term at fixed rates and would generally opt for index linked or profit sharing employment instead."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "Over the first quarter of 2012 we witnessed a particularly unfavorable dry-bulk market that resulted in a 31% reduction in Seanergy's revenue when compared to the same quarter of 2011, as earnings of vessels employed under floating rate contracts and on short term charter parties reflect the weak spot market conditions. Adjusted Net Loss of $4 million in the first quarter of the current year increased compared to the first quarter of 2011 mainly as a result of a 34% decrease in the average Time Charter Equivalent ("TCE") rate earned by our vessels, from $14,563 to $9,546.

The amendments to certain terms of our loan facilities, executed during the quarter, will positively affect our capital commitments for the year. As of March 31, 2012 our outstanding debt was $325.7 million and our cash reserves amounted to $29.3 million.

As of the date of this press release, the Company has secured employment for 77% of its ownership days for 2012 and 23% for 2013."

First Quarter 2012 Financial Results:

Net Revenues

Net Revenues in the first quarter of 2012 decreased to $17.4 million from $25.2 million in the same quarter in 2011, a reduction of 31%. Reduced net revenue was a result of the pronounced dry-bulk market weakness, as the average of the BDI over 1Q 2012 fell by 37% compared to the first quarter of 2011.

EBITDA, Adjusted EBITDA

EBITDA was $2.5 million for the first quarter of 2012 as compared to $12.9 million in the same quarter in 2011. The decrease in EBITDA for the first quarter of 2012 was mainly a result of the decline in revenue. Adjusted EBITDA, which excludes non cash losses incurred on the sale of the African Zebra, was equal to $4.9 million.

For more information we refer you to the EBITDA and adjusted EBITDA reconciliation section contained in this press release.

Net Loss

For the first quarter of 2012, Net Loss amounted to $6.4 million or $0.54 per basic and diluted share, as compared to a Net Loss of $1.5 million or $0.21 per basic and diluted share, in the same quarter of 2011, based on weighted average common shares outstanding of 11,803,933 basic and diluted for 2012; 7,314,931 basic and diluted for 2011, on a reverse split adjusted basis.

The loss is primarily the result of a 34% decrease in TCE to $9,546 per day in the first quarter of 2012 from $14,563 per day in the same quarter of 2011.

Debt Repayment and capital expenditure requirements for 2012

Seanergy ended the first quarter of 2012 with $325.7 million of outstanding debt. This reflects a reduction of $20.7 million during the quarter, primarily due to the repayment of principal installments.

Scheduled repayment of debt principal is expected to reach $29 million over the next three quarters of 2012. In terms of maintenance capital expenditure, we expect to incur approximately $2.6 million in drydocking costs for the remainder of 2012.

First Quarter Developments:

Financial Developments

The Company entered into amendments to certain terms of the loan agreements with Marfin Egnatia Bank SA ("Marfin") and Citibank International plc ("Citi").

As part of the lenders' agreement, the Company entered into a share purchase agreement with four entities affiliated with members of the Restis family, the Company's major shareholders, for an equity injection of $10 million.

As part of the equity injection plan the four Restis affiliated entities purchased an aggregate of 4,641,620 common shares of the Company in exchange for $10 million. The common shares were issued by the Company on January 31, 2012 at a price equal to the average closing price of five trading days preceding the execution of the agreement, or $2.15442 per share.

Marfin extended the revolving and term facilities' maturity date from 2015 to 2018, deferred principal debt payments originally falling due in 2012 and amended the facilities' installment profiles. Furthermore, the Company received an extension of the waiver on the Company's security margin covenant for the period from January 3, 2012 through January 1, 2014, and the Company received a waiver of all other financial covenants until January 1, 2014. The applicable margin on both facilities was increased by 50 basis points per annum. Additionally, Marfin waived all previous covenant breaches.

On the syndicated loan facility of Bulk Energy Transport (Holdings) Limited ("BET"), the Company's subsidiary, with Citi as agent of the syndication of lenders, Citi waived all covenants for the period up to and including January 1, 2013 as well as  all previous covenant breaches. The waiver excludes the security requirement to security value covenant which was amended from 125% to 100% and will be tested quarterly. Furthermore, the applicable margin was increased by 100 basis points per annum. The Company classifies the Citibank long term debt as non-current as of March 31, 2012. In the case that the Company will not be in compliance with its covenants after January 1, 2013, and the lenders will not extend the existing waiver, the BET debt may need to be classified as current.

Sale of the African Zebra

Seanergy sold the African Zebra to an unaffiliated third party for a gross price of $4.1 million. The vessel was delivered to her new owners on February 15, 2012. The African Zebra was a 38,632 dwt Handymax bulk carrier built in 1985 and the Company used the proceeds to reduce debt outstanding under the Marfin term loan facility. The sale resulted in a book loss of approximately $2.3 million. Following the sale of African Zebra, the Company's fleet consists of four Capesize, three Panamax, two Supramax and ten Handysize dry bulk carriers with an average age of 13.9 years.

Drydocking and Maintenance Schedule

The Clipper Glory's scheduled drydocking commenced on January 4, 2012 and was completed on January 17, 2012 at a cost of approximately $0.4 million.

Fleet Employment

Seanergy entered into an agreement with MUR Shipping BV ("MUR") to extend the time charter party for the Company's Handysize vessel African Joy, in direct continuation from the end of the minimum period of the previous time charter party of the vessel with MUR. The charter has been extended for a period of eleven to thirteen months at a gross charter rate linked to the adjusted Time Charter Average of the Baltic Handysize Index (BHSI). Employment under the extension commenced on January 31, 2012.

As of today, the Company has secured employment for 77% of its ownership days for 2012 and 23% for 2013.

Fleet Data:

Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Fleet Data
Average number of vessels (1)	19.5	20
Ownership days (2)	1,770	1,800
Available days (3)	1,758	1,724
Operating days (4)	1,626	1,678
Fleet utilization (5)	91.9%	93.2%
Fleet utilization excluding drydocking off hire days (6)	92.5%	97.3%

Average Daily Results
TCE rate (7)	$9,546	$14,563
Vessel operating expenses (8)	$4,701	$4,776
Management fee (9)	$337	$424
Total vessel operating expenses (10)	$5,038	$5,200

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended March 31, 2012, the Company incurred 12 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended March 31,
	2012	2011
Net revenues from vessels	17,414	25,236
Voyage expenses	(1,892)	(800)

Net operating revenues	15,522	24,436

Operating days	1,626	1,678

Daily time charter equivalent rate	9,546	14,563

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended March 31,
	2012	2011
Operating expenses	8,321	8,597
Ownership days	1,770	1,800

Daily vessel operating expenses	4,701	4,776

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total Vessel Operating Expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of May 29, 2012
Vessel Name	Vessel Class	Capacity	Year Built	Charter Rate ($)	Charter Expiry (latest)
		(DWT)
M/V Bremen Max	Panamax	73,503	1993	Spot positioning	Jun. 2012
M/V Hamburg Max (1)	Panamax	73,498	1994	21,500	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	14,500	Jan. 2013
M/V Delos Ranger	Supramax	54,057	2008	Spot positioning	Jul. 2012
M/V African Oryx (2)	Handysize	24,112	1997	7,000	Jun. 2013
M/V BET Commander	Capesize	149,507	1991	Spot positioning	Jul. 2012
M/V BET Fighter (3)	Capesize	173,149	1992	Floating, BCI linked	Aug. 2012
M/V BET Prince (3)	Capesize	163,554	1995	Floating, BCI linked	Dec. 2012
M/V BET Scouter (3)	Capesize	172,173	1995	Floating, BCI linked	Jul. 2012
M/V BET Intruder	Panamax	69,235	1993	12,250	Oct. 2012
M/V Fiesta (4)	Handysize	29,519	1997	Floating, BHSI linked	Nov. 2013
M/V Pacific Fantasy (4)	Handysize	29,538	1996	Floating, BHSI linked	Jan. 2014
M/V Pacific Fighter (4)	Handysize	29,538	1998	Floating, BHSI linked	Nov. 2013
M/V Clipper Freeway (4)	Handysize	29,538	1998	Floating, BHSI linked	Jan. 2014
M/V African Joy (5)	Handysize	26,482	1996	Floating, BHSI linked	Feb. 2013
M/V African Glory (6)	Handysize	24,252	1998	7,000	Nov. 2012
M/V Asian Grace (7)	Handysize	20,412	1999	7,000	Sep. 2012
M/V Clipper Glory	Handysize	30,570	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	30,548	2007	25,000	Aug. 2012
Total		1,257,236

(1)
Represents profit sharing arrangement at a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to Seanergy. The base used for the calculation of the rate is the Time Charter Average of the Baltic Panamax Index.

(2)
Represents floor charter rate excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

(3)
Daily rate based on adjusted Time Charter Average of the Baltic Capesize Index. Seanergy has the option of converting the floating rate into a fixed rate at any time during the charter, after mutual agreement with the charterers.

(4)	Charter rate is based on Time Charter Average of the Baltic Handysize Index increased by 100.63% minus operating expenses for the vessel.

(5)	Charter rate is based on the adjusted time charter average of the Baltic Handysize Index.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement may be extended by either party with 6 months' notice following November 2012.

(7)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement may be extended by either party with 6 months' notice following September 2012.

EBITDA Reconciliation:
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Net loss	(6,368)	(1,526)
Plus: Interest and finance costs, net (including interest income)	3,367	3,750
Plus: Income taxes	5	16
Plus: Depreciation and amortization	5,543	10,660
EBITDA	2,547	12,900
Plus: Loss on sale of vessel	2,333	-
Adjusted EBITDA	4,880	12,900

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Net cash flow (used in) provided by operating activities	(1,625)	2,565
Loss on sale of vessel	(2,333)	-
Changes in operating assets and liabilities	1,125	951
Fair value of contracts	-	76
Change in fair value of financial instruments	1,505	2,378
Payments for dry-docking	651	3,339
Amortization and write-off of deferred charges	(144)	(173)
Amortization of stock based compensation	(4)	(2)
Interest and finance costs, net (includes interest income)	3,367	3,750
Income taxes	5	16
EBITDA	2,547	12,900
Plus: Loss on sale of vessel	2,333	-
Adjusted EBITDA	4,880	12,900

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization and losses on sale of assets. EBITDA, Adjusted EBITDA and Adjusted Net Profit are not measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations. EBITDA and Adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance and they are useful to investors, securities analysts as well as other interested parties in the assessment of operating performance and liquidity position of different companies in the shipping industry. The definition of EBITDA, Adjusted EBITDA and Adjusted Net Profit used here may not be comparable to that used by other companies in shipping industry due to difference in methods of calculation.

Conference Call and Webcast: May 29, 2012
As announced, the Company's management team will host a conference call today, May 29, 2012, at 9:30 a.m. Eastern Time to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until June 5, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and audio webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
March 31, 2012 (unaudited) and December 31, 2011
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	March 31, 2012 (unaudited)	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	10,992	17,734
Restricted cash	18,302	19,560
Accounts receivable trade, net	2,081	1,764
Due from related parties	855	405
Inventories	2,887	2,512
Other current assets	1,650	1,457
Total current assets	36,767	43,432
Fixed assets:
Vessels, net	370,842	381,129
Office equipment, net	12	15
Total fixed assets	370,854	381,144
Other assets
Goodwill	4,365	4,365
Deferred charges	5,937	7,358
Other non-current assets	142	177
TOTAL ASSETS	418,065	436,476

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	33,018	45,817
Trade accounts and other payables	2,694	2,595
Due to related parties	1,981	1,097
Accrued expenses	2,103	2,428
Accrued interest	1,547	1,936
Financial instruments	2,774	4,092
Deferred revenue – related party	-	142
Deferred revenue	624	590
Total current liabilities	44,741	58,697
Long-term debt, net of current portion	292,682	300,586
Financial instruments, net of current portion	83	270
Total liabilities	337,506	359,553

Commitments and contingencies	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at March 31, 2012 and December 31, 2011; 11,959,282 and 7,317,662 shares issued and outstanding as at March 31, 2012 and December 31, 2011, respectively	1	1
Additional paid-in capital	289,296	279,292
Accumulated deficit	(208,738)	(202,370)
Total equity	80,559	76,923
TOTAL LIABILITIES AND EQUITY	418,065	436,476

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2012 and 2011
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2012	2011
Revenues:
Vessel revenue - related party	2,959	10,380
Vessel revenue	15,015	15,660
Commissions – related party	(109)	(386)
Commissions	(451)	(418)
Vessel revenue, net	17,414	25,236
Expenses:
Direct voyage expenses	(1,730)	(727)
Vessel operating expenses	(8,321)	(8,597)
Voyage expenses - related party	(162)	(73)
Management fees - related party	(450)	(619)
Management fees	(146)	(144)
General and administration expenses	(1,446)	(1,862)
General and administration expenses - related party	(102)	(149)
Amortization of deferred dry-docking costs	(1,164)	(2,633)
Depreciation	(4,379)	(8,027)
Loss on sale of vessel	(2,333)	-
Operating (loss) income	(2,819)	2,405
Other income (expense), net:
Interest and finance costs	(3,387)	(3,766)
Interest income	20	16
Loss on interest rate swaps	(140)	(99)
Foreign currency exchange losses, net	(37)	(66)
	(3,544)	(3,915)
Net loss before taxes	(6,363)	(1,510)
Income taxes	(5)	(16)
Net loss	(6,368)	(1,526)
Net loss per common share
Basic	(0.54)	(0.21)
Diluted	(0.54)	(0.21)
Weighted average common shares outstanding
Basic	11,803,933	7,314,931
Diluted	11,803,933	7,314,931

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Changes in Equity
For the three months ended March 31, 2012 and 2011
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total equity

Balance, December 31, 2010	7,314,931	1	279,278	(4,614)	274,665
Issuance of non-vested shares	3,332	-	-	-	-
Amortization of stock based compensation	-	-	2	-	2
Net loss for the three months ended March 31, 2011	-	-	-	(1,526)	(1,526)
Balance, March 31, 2011	7,318,263	1	279,280	(6,140)	273,141

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total equity

Balance, December 31, 2011	7,317,662	1	279,292	(202,370)	76,923
Issuance of common stock	4,641,620	-	10,000	-	10,000
Amortization of stock based compensation	-	-	4	-	4
Net loss for the three months ended March 31, 2012	-	-	-	(6,368)	(6,368)
Balance, March 31, 2012	11,959,282	1	289,296	(208,738)	80,559

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2012 and 2011
 (All amounts in footnotes in thousands of US Dollars, except for share and per share data)

	Three months ended March 31,
	2012	2011
Cash flows from operating activities:
Net loss	(6,368)	(1,526)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,379	8,027
Amortization and write-off of deferred finance charges	144	173
Amortization of deferred dry-docking costs	1,164	2,633
Payments for dry-docking	(651)	(3,339)
Change in fair value of financial instruments	(1,505)	(2,378)
Amortization of acquired time charters	-	(76)
Amortization of stock based compensation	4	2
Net loss on sale of vessel	2,333	-
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	(450)	(70)
Inventories	(624)	(110)
Accounts receivable trade, net	(317)	183
Other current assets	(193)	26
Other non-current assets	35	-
Increase (decrease) in operating liabilities
Trade accounts and other payables	99	(660)
Accrued expenses	(62)	680
Due to related parties	884	(1,412)
Accrued interest	(389)	200
Deferred revenue – related party	(142)	-
Deferred revenue	34	212
Net cash (used in) provided by operating activities	(1,625)	2,565

Cash flows from investing activities:
Proceeds from sale of vessel	4,328	-
Net cash provided by investing activities	4,328	-

Cash flows from financing activities:
Proceeds from issuance of common stock	10,000	-
Repayments of long term debt	(20,703)	(11,098)
Restricted cash released (retained)	1,258	(1,065)
Net cash used in financing activities	(9,445)	(12,163)
Net decrease in cash and cash equivalents	(6,742)	(9,598)
Cash and cash equivalents at beginning of period	17,734	53,787
Cash and cash equivalents at end of period	10,992	44,189
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	3,490	2,960

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 19 dry-bulk carriers (four Capesize, three Panamax, two Supramax, and ten Handysize vessels) with a total carrying capacity of approximately 1,257,236 dwt and an average fleet age of 13.9 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 213 0181507
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
By: Dale Ploughman
Chief Executive Officer

Dated: May 29, 2012